Exhibit 99.14

Ayr Wellness Reminds Rights Holders to Convert Prior to May 25, 2021

Expiration

Toronto, Ontario, May 17, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator, reminds holders of Ayr Rights (Ticker AYR.RT) to convert their rights into Ayr Subordinate, Restricted or Limited Voting Shares prior to the May 25, 2021 expiration. As of May 17, 2021, Ayr had 131,930 Rights of the Corporation outstanding, each of which entitles the holder to receive one-tenth of an AYR Subordinate, Restricted or Limited Voting Share.

In accordance with the rights agreement between the Corporation and Odyssey Trust Company dated December 21, 2017, as supplemented (the “Rights Agreement”), the Company hereby directs all holders of Ayr Rights, in accordance with the terms and conditions of the Rights Agreement, to convert their Ayr Rights into the Ayr Subordinate, Restricted or Limited Voting Shares to which such holders are entitled. Additional information regarding the conversion of Ayr Rights has been made available, for informational purposes only, in the notice of conversion of rights filed on March 27, 2019 under the Company’s profile on SEDAR. Please contact your broker or Odyssey Trust Company at corptrust@odysseytrust.com to facilitate such conversion. Brokers may have earlier deadlines.

Failure to convert the Rights prior to their expiration will lead to the loss of the associated value.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com